SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               FORM 12b-25

            Commission File Number 0-22622

                        NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

   For Period Ended: September 30, 1997
   [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended:_________________________

            Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Part I.   Registrant Information

   Full name of registrant   Interactive Entertainment Limited

   Former name if applicable  Sky Games International Ltd.

   Address of principal executive office (Street and number)

            845 Crossover Lane, Suite D-215

   City, State and Zip Code   Memphis, Tennessee 38117


                     Part II.   Rule 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
   (Check appropriate box.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           Part III.   Narrative

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                          See attached Exhibit A.

                        Part IV.   Other Information

            (1) Name and telephone number of person to contact in regard to this notification

        David Lamm               (901)                  537-3800
          (Name)              (Area code)           (Telephone number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes  [ ]  No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ]  Yes  [X]  No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Interactive Entertainment Limited
                (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date     11/17/97                                  By /s/ David Lamm

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

            Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 EXHIBIT A
                               to Form 12b-25

        The Registrant is unable to file its quarterly report on Form 10-Q for the period ended September 30, 1997 without unreasonable effort or expense, on account of the transitioning of the Registrant s auditors. A delay in appointing new auditors prevented the Registrant from consulting its auditors regarding issues in connection with the preparation of interim financials resulting from the recent reorganization of the Registrant. On June
   17, 1997, the Registrant s 80% owned indirect subsidiary amalgamated with and into the Registrant s wholly owned subsidiary, SGI Holding Corporation Limited, a Bermuda exempted company ( SGIHC ).
   Immediately following such amalgamation, SGIHC amalgamated with and into the Registrant. Following the reorganization, the Registrant determined to change its auditor from a Canadian auditor to a U.S.
   auditor, Ernst & Young, who was not appointed until September 15, 1997. The need for the Registrant's new auditor to familiarize itself with the reorganization in order to consult with and advise the Registrant on the proper accounting treatment delayed preparation of the financial statements for the three months ended September 30, 1997. The Registrant's auditors were only able on last Friday, November 13, 1997 to advise the Registrant on certain accounting treatment issues which are reflected in the Form 10-Q for the period ended September 30, 1997 and on corresponding changes to be made to the Registrant's Form 10-Q for the transition period ended June 30, 1997 and the Form 20-F for the annual period ended February 28, 1997.